UNITED STATES OF AMERICA

BEFORE THE

U.S. SECURITIES AND EXCHANGE COMMISSION

File No. 812-15273

Second Amended Application for an Order under Section 6(c) of the Investment Company Act of 1940 (the “Act”) for an exemption from Sections 2(a)(32), 5(a)(1) and 22(d) of the Act and Rule 22c-1 under the Act and under Sections 6(c) and 17(b) of the Act for an exemption from Sections 17(a)(1) and 17(a)(2) of the Act.

In the Matter of

DoubleLine ETF Trust

DoubleLine ETF Adviser LP

2002 North Tampa Street

Tampa, Florida 33602

Foreside Fund Services, LLC

Three Canal Plaza, Suite 100

Portland, Maine 04101

Please send all communications regarding this Application to:

John J. O’Brien

Morgan Lewis & Bockius LLP

1701 Market Street

Philadelphia, PA 19103

john.obrien@morganlewis.com

With a copy to:

Earl A. Lariscy

DoubleLine ETF Trust

2002 North Tampa Street

Tampa, Florida 33602

earl.lariscy@doubleline.com

Page 1 of 8 sequentially numbered pages (including exhibits)

As filed with the U.S. Securities and Exchange Commission on January 31, 2022

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

In the Matter of DoubleLine ETF Trust DoubleLine ETF Adviser LP Foreside Fund Services, LLC File No. 812-15273	Second Amended Application for an Order under Section 6(c) of the Investment Company Act of 1940 (the “Act”) for an exemption from Sections 2(a)(32), 5(a)(1) and 22(d) of the Act and Rule 22c-1 under the Act and under Sections 6(c) and 17(b) of the Act for an exemption from Sections 17(a)(1) and 17(a)(2) of the Act.

I.    SUMMARY OF APPLICATION

In this second amended application, DoubleLine ETF Trust (“Trust”), DoubleLine ETF Adviser LP (“Adviser”), and Foreside Fund Services, LLC (“Distributor”) (collectively, the “Applicants”) apply for and request an order under Section 6(c) of the Investment Company Act of 1940, as amended (the “Act”), for an exemption from Sections 2(a)(32), 5(a)(1) and 22(d) of the Act and Rule 22c-1 under the Act and under Sections 6(c) and 17(b) of the Act for an exemption from Sections 17(a)(1) and 17(a)(2) of the Act (the “Order”). Except as noted herein, the Order would be subject to the same terms and conditions contained in a previous order, as may be amended from time to time, issued by the U.S. Securities and Exchange Commission (“Commission”) to permit the operations of ActiveSharesSM ETFs (“Reference Order”), which terms and conditions are hereby incorporated by reference into this Order.1

Applicants request that the relief apply to the ActiveSharesSM ETF listed in Exhibit A (the “Initial Fund”) and to any other existing or future registered open-end management investment company or series thereof that (a) is advised by the Adviser or any entity controlling, controlled by, or under common control with the Adviser (any such entity included in the term “Adviser”), (b) operates as an ActiveSharesSM ETF as described in the Reference Order and (c) complies with the terms and conditions of the Order and the terms and conditions of the Reference Order that are incorporated by reference herein (each such company or series and any Initial Fund, a “Fund”).2

No form having been specifically prescribed for this application, Applicants proceed under rule 0-2 under the Act.

[1]

Precidian ETFs Trust, et al., Investment Company Act Rel. Nos. 33440 (April 8, 2019) (notice) and 33477 (May 20, 2019) (order). Applicants are not seeking relief under Section 12(d)(1)(J) of the Act for an exemption from Sections 12(d)(1)(A) and 12(d)(1)(B) of the Act (the “Section 12(d)(1) Relief”), and relief under Sections 6(c) and 17(b) of the Act for an exemption from Sections 17(a)(1) and 17(a)(2) of the Act related to the Section 12(d)(1) Relief, as granted in the Reference Order. Accordingly, to the extent the terms and conditions of the Reference Order relate to such relief, they are not incorporated by reference herein.

[2]

All entities that currently intend to rely on the Order are named as Applicants. Any other entity that relies on the Order in the future will comply with the terms and conditions of the Order and the terms and conditions of the Reference Order that are incorporated by reference herein.

II.    APPLICANTS

A. The Trust

The Trust is a statutory trust organized under the laws of the State of Delaware and will consist of one or more series operating as ActiveSharesSM ETFs. The Trust is registered with the Commission as an open-end management investment company under the Act.

B. The Adviser

The Adviser will be the investment adviser to the Initial Fund. The Adviser is a Delaware limited partnership with its principal place of business in Tampa, Florida and is currently registered as an investment adviser under Section 203 of the Investment Advisers Act of 1940, as amended (the “Advisers Act”). The Adviser has entered into a licensing agreement with affiliates of Precidian Funds LLC in order to offer ActiveShares ETFs.3

Subject to approval by the Funds’ board of trustees, an Adviser will serve as investment adviser to the Funds. The Adviser may enter into sub-advisory agreements with other investment advisers to act as sub-advisers with respect to Funds (“Sub-Advisers”). Any Sub-Adviser to a Fund will be registered with the Commission as an investment adviser under Section 203 of the Advisers Act.

C. The Distributor

The Distributor is a Delaware limited liability company and a broker-dealer registered under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and will act as the principal underwriter of shares of the Funds (“Shares”). Applicants request that the relief requested in this application apply to any distributor of Shares, whether affiliated or unaffiliated with the Adviser and/or Sub-Adviser. Any distributor will comply with the terms and conditions of this application and be registered under the Exchange Act as a broker-dealer. The distributor will distribute Shares on an agency basis.

III.    REQUEST FOR RELIEF

Applicants agree that the relief requested under the Order will be subject to the same terms and conditions of the same relief under the Reference Order. For the reasons stated in the Reference Order, Applicants believe that:

•

With respect to the relief requested pursuant to Section 6(c), the relief is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act; and

•

With respect to the relief requested pursuant to Section 17(b), the proposed transactions are reasonable and fair and do not involve overreaching on the part of any person concerned, are consistent with the policies of each registered investment company concerned and with the general purposes of the Act.

[3]	Aspects of the Funds are covered by intellectual property rights, including but not limited to that which are described in one or more patent applications.

IV.    NAMES AND ADDRESSES

Pursuant to rule 0-2(f) under the Act, Applicants state that their addresses are as indicated on the first page of this application. Applicants further state that all written or oral communications concerning this application should be directed to the persons listed on the first page.

V.    PROCEDURAL MATTERS, CONCLUSION AND SIGNATURES

Applicants file this application in accordance with rule 0-2 under the Act. Applicants have attached the required verifications as Exhibit B. In accordance with rule 0-2(c) under the Act, Applicants state that all actions necessary to authorize the execution and filing of this application have been taken, and the persons signing and filing this document are authorized to do so on behalf of the Applicants. Ronald R. Redell, as a Trustee and the President of the Trust, is authorized to sign on behalf of the Trust pursuant to the general authority vested in him as a Trustee and the President and pursuant to the following resolutions ratified or adopted by the Board of Trustees on November 16, 2021.

VOTED:	That the Trust’s filing of an application, and any and all amendments thereto, for an order pursuant to Section 6(c) of the 1940 Act, for an exemption from Sections 2(a)(32), 5(a)(1) and 22(d) of the Act and Rule 22c-1 under the Act and under Sections 6(c) and 17(b) of the Act for an exemption from Sections 17(a)(1) and 17(a)(2) of the Act (the “Order”) to permit the operations of ActiveSharesSM ETFs, which terms and conditions are hereby incorporated by reference into this Order be, and it hereby is, ratified and approved; and it was further

VOTED:	That the proper officers of the Trust be, and each of them hereby is, authorized and directed, for and on behalf of the Trust, to take all action and execute all documents and make any filings that they may deem to be necessary or appropriate, the necessity or propriety thereof being conclusively proven by the action taken by such officer, to effectuate the foregoing resolution and to carry out the purpose thereof; and it was further

VOTED:	That the proper officers of the Trust, or their designees be, and they hereby are, authorized and directed to do any and all such lawful acts as any be necessary or appropriate to perform and carry out actions of the Board of Trustees at this meeting and to otherwise comply with the laws and rules of the United States government, its individual states or jurisdictions, or any administrative body.

Jeffrey Sherman, President of the Adviser, is authorized to sign and file this document on behalf of the Adviser pursuant to the general authority vested in him as President. Mark Fairbanks, Vice President of the Distributor, is authorized to sign and file this document on behalf of the Distributor pursuant to the general authority vested in him as Vice President of the Distributor.

In accordance with rule 0-5 under the Act, Applicants request that the Commission issue the Order without holding a hearing.

Based on the facts, analysis and conditions in the application, Applicants respectfully request that the Commission issue the Order under Sections 6(c) and 17(b) of the Act granting the relief requested by this application.

DoubleLine ETF Trust

By:	/s/ Ronald R. Redell
Name: Ronald R. Redell
Title: Trustee & President

DoubleLine ETF Adviser LP

By:	/s/ Jeffrey Sherman
Name: Jeffrey Sherman
Title: President

Foreside Fund Services, LLC
By:
Name: Mark Fairbanks
Title: Vice President

EXHIBIT A

Initial Fund

DoubleLine Shiller CAPE® U.S. Equities ETF

The Fund’s investment objective is to seek total return which exceeds the total return of an index measuring the largest U.S. publicly traded companies.

EXHIBIT B

Verification Rule 0-2(d)

Verification of Second Amended Application

In accordance with Rule 0-2(d) under the Act, the undersigned, being duly sworn, deposes and says that he has duly executed the attached second amended application for an order for, and on behalf of, DoubleLine ETF Trust; that he is an authorized Trustee of such entity; and that all actions taken by him in his capacity as Trustee or other persons necessary to authorize deponent to execute and file such instrument this 31st day of January, 2022, have been taken. Deponent further says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By:	/s/ Ronald R. Redell
Name: Ronald R. Redell

Title: Trustee & President

Verification of Second Amended Application

In accordance with Rule 0-2(d) under the Act, the undersigned, being duly sworn, deposes and says that he has duly executed the attached second amended application for an order for, and on behalf of DoubleLine ETF Adviser LP; that he is the President of such company; and that all actions taken by the directors or other persons necessary to authorize deponent to execute and file such instrument this 31st day of January, 2022, have been taken. Deponent further says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By:	/s/ Jeffrey Sherman
Name: Jeffrey Sherman
Title: President

Verification Rule 0-2(d)

Verification of Second Amended Application

In accordance with Rule 0-2(d) under the Act, the undersigned, being duly sworn, deposes and says that he has duly executed the attached second amended application for an order for, and on behalf of, Foreside Fund Services, LLC; that he is the Vice President of such entity; and that all actions taken by the trustees or other persons necessary to authorize deponent to execute and file such instrument this 31st day of January, 2022, have been taken. Deponent further says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By:
Name: Mark Fairbanks

Title: Vice President